FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of October 2020

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Reports Second Quarter Financial Results

2.	Nomura Declares Half Year Dividend

3.	Nomura to Cancel Own Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: October 28, 2020	By:	/s/ Go Sugiyama
Go Sugiyama
Senior Managing Director

Nomura Reports Second Quarter Financial Results

•	Continued strong performance in Q2 led to highest H1 group pretax income since year ended March 2002

•	Solid Q2 contributed to record half-year international pretax income of Y107.7bn, accounting for 40% of firmwide results

•	Retail Q2 pretax income strongest quarter since December 2017, while first half performance underpinned by channel realignment and branch integration combined with market recovery

•	Asset Management AUM at record high of Y55.7trn on a quarterly basis; Consistent H1 earnings enhanced three segment profitability

•	Wholesale Q2 revenues strongest since year ended March 2002; First-half revenues accounted for roughly half of three segment total, driven by international business

•	First half ROE of 15.6% and dividend of Y20 per share

Tokyo, October 28, 2020—Nomura Holdings, Inc. today announced its consolidated financial results for the second quarter and first half of the fiscal year ending March 31, 2021.

Net revenue for the second quarter was 369.0 billion yen (US$3.5 billion)1, down 20 percent quarter on quarter and 4 percent year on year. Income before income taxes decreased 54 percent from last quarter and 35 percent compared to the second quarter last year to 83.6 billion yen (US$792 million). Net income attributable to Nomura Holdings shareholders was 67.6 billion yen (US$640 million), down 53 percent quarter on quarter and 51 percent year on year.

For the six months to September, Nomura reported net revenue of 829.7 billion yen (US$7.9 billion), up 16 percent from the same period last year. Income before income taxes increased 31 percent to 265.4 billion yen (US$2.5 billion), and net income attributable to Nomura Holdings shareholders was 210.2 billion yen (US$2.0 billion).

“Despite the continued uncertainty in the business environment due to the pandemic, we reported record high Group income before income taxes for the first half. Total pretax income for the three international regions was also a record high and accounted for more than 40 percent of firmwide results in the first half,” said Nomura President and Group CEO Kentaro Okuda.

“We delivered a solid performance in Japan as we continued to serve clients through a hybrid mix of in-person and virtual interactions. We enhanced contact with clients by leveraging digital technologies and our contact center, and have built a framework to further tailor our services to the individual needs of a broad range of clients.

“In Wholesale, particularly in international regions, the realignment of our business portfolio led to a marked improvement in profitability and a robust client franchise globally. In each region, we focused on growing businesses with a top five market share, which contributed to an expanded, more stable revenue base.

[1]

US dollar amounts are included solely for the convenience of the reader and have been translated at the rate of 105.58 yen = 1 US dollar, the noon buying rate in New York for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on September 30, 2020. This translation should not be construed to imply that the yen amounts actually represent, or have been or could be converted into, equivalent amounts in US dollars.

“We remain committed to building a robust operating platform to deliver consistent growth by taking on challenges and transforming ourselves.”

Divisional Performance

Retail

(billions of yen)	FY2020/21 Q2	QoQ	YoY
Net revenue	92.8	+14%	+21%
Income before income taxes	22.8	+51%	4.3	x

Retail reported second quarter net revenue of 92.8 billion yen, up 14 percent quarter on quarter and 21 percent year on year. Income before income taxes was 22.8 billion yen, 51 percent stronger quarter on quarter and 4.3 times higher year on year.

In the first half, Retail business rebounded driven by the market recovery and results from efforts last year to realign sales channels and integrate branch offices. In the second quarter, all products and services reported quarter on quarter growth underpinned by a more diversified approach to clients and contributions from primary offerings. Income before income taxes had the strongest quarter since December 2017.

2

Asset Management

(billions of yen)	FY2020/21 Q2	QoQ	YoY
Net revenue	26.8	-21%	+5%
Income before income taxes	11.4	-40%	+13%

Asset Management second quarter net revenue was 26.8 billion yen, down 21 percent compared to last quarter and up 5 percent over the same period last year. Income before income taxes declined 40 percent quarter on quarter and increased 13 percent year on year to 11.4 billion yen.

Asset Management had a solid first half. On a quarterly basis, assets under management reached a record high of 55.7 trillion yen, lifted mainly by market factors.

Wholesale

(billions of yen)	FY2020/21 Q2	QoQ	YoY
Net revenue	220.3	-11%	+41%
Income before income taxes	65.5	-25%	3.5	x

Wholesale booked second quarter net revenue of 220.3 billion yen, decreasing 11 percent quarter on quarter but increasing 41 percent year on year. Income before income taxes was 65.5 billion yen, 25 percent lower than the previous quarter but 3.5 times higher than the same period last year.

First-half Wholesale profitability improved significantly due to the realignment of the firm’s business portfolio. On a quarterly basis, all business lines and regions reported stronger revenues compared to the previous quarter. Second quarter revenues represented the strongest second quarter performance since the year ended March 2002.

In Global Markets, Americas Equities supported strong trading revenues contributing to a record second quarter net revenue of 192.3 billion yen. Equities net revenue was 87.6 billion yen, the highest level since June 2015. Clients’ increased need for US Equities related products drove a robust Derivatives business and higher trading revenues.

Investment Banking net revenue was 28.1 billion yen, the strongest performance since March 2019, driven by mandates for large public offerings and secondary offerings, in addition to a robust advisory business performance.

ends

3

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

1.	This document is produced by Nomura Holdings, Inc. (“Nomura”). Copyright 2020 Nomura Holdings, Inc. All rights reserved.

2.

Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.

3.

No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.

4.

The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.

5.

This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Important factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.

6.	The consolidated financial information in this document is unaudited.

4

Nomura Declares Half Year Dividend

Tokyo, October 28, 2020—Nomura Holdings, Inc. today announced that it has declared a dividend of 20 yen per share to shareholders of record as of the end of September 2020. The dividend will be paid on December 1, 2020.

Recent dividends

	Q2	Q4	Annual Dividend
FY2018/19	Y3.0	Y3.0	Y6.0
FY2019/20	Y15.0	Y5.0	Y20.0
FY2020/21	Y20.0	TBD	TBD

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.

Nomura to Cancel Own Shares

Tokyo, October 28, 2020—Nomura Holdings, Inc. today announced that it has resolved to cancel a part of its own shares in accordance with Article 178 of the Companies Act of Japan.

Outline of Cancellation

1. Type of shares to be cancelled	Nomura Holdings common shares
2. Number of shares to be cancelled	260,000,000 shares (7.4 percent of outstanding shares)
3. Scheduled cancellation date	December 1, 2020

(Reference)

Policy for Cancellation of Own Shares

In principle, Nomura will retain a maximum of approximately 5% of the total number of issued shares and will cancel shares exceeding this amount.

ends

For further information please contact:

Name	Company	Telephone
Kenji Yamashita	Nomura Holdings, Inc. Group Corporate Communications Dept.	81-3-3278-0591

Nomura

Nomura is a global financial services group with an integrated network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its four business divisions: Retail, Asset Management, Wholesale (Global Markets and Investment Banking), and Merchant Banking. Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.